SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2)


                          Wyndham International, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                Class A Common Stock, $0.01 par value per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  983101 10 6
-------------------------------------------------------------------------------
                                (CUSIP Number)

                               Michael D. Weiner
                          c/o Apollo Management, L.P.
                   10250 Constellation Boulevard, Suite 2900
                         Los Angeles, California 90067
                                (310) 843-1900
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                With a copy to:

                             Randall H. Doud, Esq.
                           Thomas W. Greenberg, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000


                                June 14, 2005
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

CUSIP No.   983101 10 6                 13D                 Page 2 of 16 Pages
-----------------------                                     ------------------

------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Apollo Investment Fund IV, L.P.
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
------------------------------------------------------------------------------
   3      SEC USE ONLY
------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*               OO
------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
------------------------------------------------------------------------------

                               7   SOLE VOTING POWER
         NUMBER OF                    0
          SHARES               -----------------------------------------------
       BENEFICIALLY            8   SHARED VOTING POWER
         OWNED BY                     92,598,229 (see Item 5)
           EACH                -----------------------------------------------
         REPORTING             9   SOLE DISPOSITIVE POWER
          PERSON                      0
           WITH                -----------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                      92,598,229 (see Item 5)
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   92,598,229 (see Item 5)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES   [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   34.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   983101 10 6                    13D               Page 3 of 16 Pages
-----------------------                                      ------------------

------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Apollo Overseas Partners IV, L.P.
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
------------------------------------------------------------------------------
   3      SEC USE ONLY
------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*               OO
------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Cayman Islands
------------------------------------------------------------------------------
                               7   SOLE VOTING POWER
         NUMBER OF                          0
          SHARES               -----------------------------------------------
       BENEFICIALLY            8   SHARED VOTING POWER
         OWNED BY                           92,598,229 (see Item 5)
           EACH                -----------------------------------------------
         REPORTING             9   SOLE DISPOSITIVE POWER
          PERSON                            0
           WITH                -----------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                            92,598,229 (see Item 5)
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   92,598,229 (see Item 5)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES   [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   34.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   983101 10 6                 13D                  Page 4 of 16 Pages
-----------------------                                      ------------------


------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Apollo Advisors IV, L.P.
------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
------------------------------------------------------------------------------
   3      SEC USE ONLY
------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*               N/A
------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
------------------------------------------------------------------------------
                               7   SOLE VOTING POWER
         NUMBER OF                          0
          SHARES               -----------------------------------------------
       BENEFICIALLY            8   SHARED VOTING POWER
         OWNED BY                           92,598,229 (see Item 5)
           EACH                -----------------------------------------------
         REPORTING             9   SOLE DISPOSITIVE POWER
          PERSON                            0
           WITH                -----------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                            92,598,229 (see Item 5)
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   92,598,229 (see Item 5)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES   [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   34.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   983101 10 6                 13D                  Page 5 of 16 Pages
-----------------------                                      ------------------


------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Apollo Management IV, L.P.
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
------------------------------------------------------------------------------
   3      SEC USE ONLY
------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*               N/A
------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
------------------------------------------------------------------------------
                               7   SOLE VOTING POWER
         NUMBER OF                          0
          SHARES               -----------------------------------------------
       BENEFICIALLY            8   SHARED VOTING POWER
         OWNED BY                           92,598,229 (see Item 5)
           EACH                -----------------------------------------------
         REPORTING             9   SOLE DISPOSITIVE POWER
          PERSON                            0
           WITH                -----------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                            92,598,229 (see Item 5)
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   92,598,229 (see Item 5)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES   [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   34.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   983101 10 6              13D                      Page 6 of 16 Pages
-----------------------                                       ------------------


------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Apollo Real Estate Investment Fund IV, L.P.
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
------------------------------------------------------------------------------
   3      SEC USE ONLY
------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*               OO
------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
------------------------------------------------------------------------------
                               7   SOLE VOTING POWER
         NUMBER OF                          0
          SHARES               -----------------------------------------------
       BENEFICIALLY            8   SHARED VOTING POWER
         OWNED BY                           92,598,229 (see Item 5)
           EACH                -----------------------------------------------
         REPORTING             9   SOLE DISPOSITIVE POWER
          PERSON                            0
           WITH                -----------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                            92,598,229 (see Item 5)
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   92,598,229 (see Item 5)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES   [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   34.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   983101 10 6                13D                  Page 7 of 16 Pages
-----------------------                                     ------------------


------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Apollo Real Estate Advisors IV, L.P.
------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
------------------------------------------------------------------------------
   3      SEC USE ONLY
------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*               N/A
------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
------------------------------------------------------------------------------
                               7   SOLE VOTING POWER
         NUMBER OF                          0
          SHARES               -----------------------------------------------
       BENEFICIALLY            8   SHARED VOTING POWER
         OWNED BY                           92,598,229 (see Item 5)
           EACH                -----------------------------------------------
         REPORTING             9   SOLE DISPOSITIVE POWER
          PERSON                            0
           WITH                -----------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                            92,598,229 (see Item 5)
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   92,598,229 (see Item 5)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES   [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   34.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   983101 10 6                 13D                 Page 8 of 16 Pages
-----------------------                                    -------------------


------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   AIF/THL PAH LLC
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
------------------------------------------------------------------------------
   3      SEC USE ONLY
------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*               OO
------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
------------------------------------------------------------------------------
                               7   SOLE VOTING POWER
         NUMBER OF                          0
          SHARES               -----------------------------------------------
       BENEFICIALLY            8   SHARED VOTING POWER
         OWNED BY                           92,598,229 (see Item 5)
           EACH                -----------------------------------------------
         REPORTING             9   SOLE DISPOSITIVE POWER
          PERSON                            0
           WITH                -----------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                            92,598,229 (see Item 5)
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   92,598,229 (see Item 5)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES   [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   34.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 2 to Schedule 13D (this "Amendment") is filed by the undersigned to amend the Statement on Schedule 13D, filed by the undersigned on July 13, 1999 (the "Original Filing"), as amended by Amendment No. 1 to the Original Filing, filed by the undersigned on April 14, 2005 (the "First Amendment"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing or the First Amendment, as applicable. Any reference to "this Schedule 13D" in the Original Filing, the First Amendment or in this Amendment shall refer to the Original Filing as amended by the First Amendment and this Amendment.

Item 4.  Purpose of Transactions.
         ------------------------

         Item 4 is hereby amended by adding the following:

         On June 14, 2005, Wyndham entered into an Agreement and Plan of Merger (the "Blackstone Merger Agreement") with WIND Hotels Holdings Inc., a Delaware corporation ( "Parent"), and WIND Hotels Acquisition Inc., a Delaware corporation and wholly-owned subsidiary of Parent ( "Merger Subsidiary"). Pursuant to the Blackstone Merger Agreement, (i) Merger Subsidiary will merge with and into Wyndham (the "Blackstone Merger"), (ii) the separate corporate existence of Merger Sub shall cease and Wyndham shall continue its corporate existence under Delaware law as the surviving corporation in the Blackstone Merger (the "Surviving Corporation") and shall become a wholly-owned subsidiary of Parent, (iii) each outstanding share of Class A Common Stock and Class B Common Stock of Wyndham, other than any shares of Class A Common Stock and Class B Common Stock owned by Wyndham or any of its wholly-owned subsidiaries, by Parent or any of its wholly-owned subsidiaries or by dissenting stockholders that properly exercise appraisal rights, will be converted into the right to receive $1.15 in cash without interest and (iv) each outstanding share of Series A Preferred Stock and Series B Preferred Stock of Wyndham, other than any shares of Class A Common Stock and Class B Common Stock owned by Wyndham or any of its wholly-owned subsidiaries, by Parent or any of its wholly-owned subsidiaries or by dissenting stockholders that properly exercise appraisal rights, will be converted into the right to receive an amount in cash, without interest, equal to the quotient obtained by dividing (a) $1,195,033,723 by (b) the aggregate number of issued and outstanding shares of Series A Preferred Stock and Series B Preferred Stock immediately prior to the effective time of the Blackstone Merger (rounded to the nearest cent); provided, that the amount paid in respect of each share of Series A Preferred Stock and Series B Preferred Stock shall in no event exceed $72.17 per share.

         As a condition to the willingness of Parent and Merger Subsidiary to enter into the Blackstone Merger Agreement, Parent and Merger Subsidiary required Apollo Investment Fund IV, L.P., Apollo Real Estate Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF/THL PAH LLC, BCP Voting, Inc., as Trustee for the Beacon Capital Partners Voting Trust, Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P. and Thomas H. Lee Foreign Fund IV B, L.P. (each a "Voting Party", and collectively the "Voting Parties") to enter into a voting agreement (the "Voting Agreement").

         Pursuant to the Voting Agreement, the Voting Parties agreed to vote (or cause to be voted) all shares of Wyndham capital stock held by them and any shares of Wyndham capital stock that may be acquired after the date of the Voting Agreement (the "Shares") in favor of the Blackstone Merger, the Blackstone Merger Agreement and the transactions contemplated by the Blackstone Merger Agreement and against any (i) merger agreement or merger (other than the Blackstone Merger Agreement and the Blackstone Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Wyndham or any other takeover proposal or (ii) amendment of Wyndham's certificate of incorporation or by-laws or other proposal or transaction involving Wyndham or any of its subsidiaries, which amendment or other proposal or transaction would in any manner reasonably be expected to impede, delay, frustrate, prevent or nullify the Blackstone Merger, the Blackstone Merger Agreement or any of the other transactions contemplated by the Blackstone Merger Agreement or result in a breach in any material respect of any representation, warranty, covenant or agreement of Wyndham under the Blackstone Merger Agreement or change in any manner the voting rights of any class of Wyndham's capital stock. These obligations, in the case of BCP Voting, Inc., as trustee for the Beacon Capital Partners Voting Trust ("Beacon"), are subject to (i) the requisite approval (the "Beacon Approval") of holders of interests in Beacon pursuant to the terms of the Beacon Voting Trust Agreement, dated as of June 8, 1999 (the "Beacon Trust Agreement") and (ii) the expiration and non-renewal of the Beacon Trust Agreement. The foregoing shall also not apply to the Merger contemplated by the Recapitalization Agreement or the other transactions contemplated thereby. The Voting Agreement contemplates that the Merger contemplated by the Recapitalization Agreement shall not be consummated for so long as the Blackstone Merger Agreement has not been terminated.

         As part of the Voting Agreement, the Voting Parties entered into an irrevocable proxy appointing Parent and certain of its officers or designees as the sole and exclusive attorneys and proxies of each Voting Party to vote and exercise all voting and related rights (subject to the limitations on such voting and related rights of the Voting Parties including, in the case of Beacon, the Beacon Approval) with respect to all of the shares of Wyndham capital stock that now are or hereafter may be beneficially owned by the Voting Parties, subject, in the case of Beacon, to the Beacon Approval.

         Pursuant to the Voting Agreement, the Voting Parties are prohibited from transferring any shares of Wyndham capital stock other than transfers of the Shares by Beacon to its beneficiaries as a result of a termination of the Beacon Voting Trust Agreement, in which case such beneficiaries shall be automatically bound by and entitled to the benefits under this Agreement without any further action.

         The Voting Agreement and the irrevocable proxies will expire upon the earlier to occur of (i) the effective time of the Blackstone Merger, (ii) the date on which the Blackstone Merger Agreement is terminated pursuant to its terms or (iii) written notice of termination of the Voting Agreement by Wyndham to the Voting Parties.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         Item 5 is hereby amended by adding the following thereto:

         By virtue of the Voting Agreement, the Reporting Persons may be deemed to share dispositive power and voting power of the Shares held by them with Parent and Merger Sub.

         The numbers of shares and percentages reported on the cover pages of this Second Amendment have not been updated since the First Amendment to give effect to the accrual of additional dividends on the Series B Preferred Stock since the date of the First Amendment. As dividends on the Series B Preferred Stock accrue but are not paid, the actual number of shares of Class A Common Stock into which the Series B Preferred Stock is convertible, and the voting power of Wyndham represented by such shares, will increase accordingly.

         Each of the Reporting Persons expressly disclaims beneficial ownership of any Shares held by any other person to the extent that the Reporting Person does not hold a pecuniary interest therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -------------------------------------------------------------

         The responses to Item 4 of this Amendment and the Exhibit to this Amendment are incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         Item 7 is hereby amended by adding the following thereto:

          Exhibit 10: Voting Agreement, dated June 14, 2005, by and among the stockholders listed on Schedule A attached thereto, Wyndham International, Inc., a Delaware corporation, WIND Hotels Holdings Inc., a Delaware corporation, and WIND Hotels Acquisition Inc., a Delaware corporation and wholly-owned subsidiary of Parent (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Wyndham International, Inc. filed with the Securities and Exchange Commission on June 15, 2005).

                                  SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

                                    June 16, 2005

                                   APOLLO INVESTMENT FUND IV, L.P.

                                   By:  Apollo Advisors IV, L.P., its General
                                        Partner

                                        By: Apollo Capital Management IV, Inc.,
                                            its General Partner


                                   By: /s/ Michael D. Weiner
                                       ------------------------------------
                                       Name:   Michael D. Weiner
                                       Title:  Vice President


                                   APOLLO OVERSEAS PARTNERS IV, L.P.

                                   By:  Apollo Advisors IV, L.P., its Managing
                                        General Partner


                                        By: Apollo Capital Management IV, Inc.,
                                            its General Partner


                                   By: /s/ Michael D. Weiner
                                      --------------------------------------
                                      Name:   Michael D. Weiner
                                      Title:  Vice President


                                   APOLLO ADVISORS IV, L.P.

                                   By:  Apollo Capital Management IV, Inc.,
                                        its General Partner


                                   By: /s/ Michael D. Weiner
                                      -------------------------------------
                                      Name:   Michael D. Weiner
                                      Title:  Vice President

                                   APOLLO REAL ESTATE INVESTMENT FUND IV, L.P.

                                   By:  Apollo Real Estate Advisors IV, L.P.,
                                        its General Partner

                                        By: Apollo Real Estate Capital Advisors
                                            IV, Inc., its General Partner


                                   By: /s/ Michael D. Weiner
                                      -------------------------------------
                                      Name:   Michael D. Weiner
                                      Title:  Vice President


                                   APOLLO REAL ESTATE ADVISORS IV, L.P.

                                   By: Apollo Real Estate Capital Management IV,
                                       Inc., its General Partner


                                   By: /s/ Michael D. Weiner
                                      -------------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President


                                   APOLLO MANAGEMENT IV, L.P.

                                   By:  AIF IV Management, Inc.,
                                        its General Partner


                                   By: /s/ Michael D. Weiner
                                      ------------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President


                                   AIF/THL PAH LLC

                                   By:  Apollo Management IV, L.P., its Manager

                                        By: AIF IV Management, Inc., its general
                                            partner


                                   By: /s/ Michael D. Weiner
                                       ---------------------------------
                                       Name:  Michael D. Weiner
                                       Title: Vice President